UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): January 10, 2024

TechTarget, Inc.

(Exact name of Registrant as Specified in Its Charter)

Delaware	1-33472	04-3483216
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

275 Grove Street, Newton, MA	02466
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s Telephone Number, Including Area Code: (617) 431-9200

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instructions A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.001 per value per share	TTGT	Nasdaq Global Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 2.02 Results of Operations and Financial Condition.

In connection with the proposed transaction (as defined below), TechTarget, Inc. (“TechTarget”) issued a press release, which contains certain information regarding TechTarget’s results of operations or financial condition for the year ended December 31, 2023, as set forth below:

“TechTarget expects to report revenue of approximately $230 million and Adjusted EBITDA of approximately $70 million for the year ended December 31, 2023.”

These preliminary financial results are subject to revision in connection with TechTarget’s financial closing procedures and finalization of TechTarget’s audited consolidated financial statements for the year ended December 31, 2023. Actual results for the year ended December 31, 2023 may differ from these preliminary results.

The information contained in Item 2.02 of this Form 8-K (including the relevant portions of Exhibit 99.1) is furnished in accordance with SEC Release No. 33-8216 and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, regardless of any general incorporation by reference language in such filing, except as expressly set forth by specific reference in such a filing.

Item 8.01 Other Events.

On January 10, 2024, TechTarget issued a press release announcing that it had entered into a definitive agreement with Informa plc (“Informa”) pursuant to which, subject to the satisfaction of certain conditions to closing, Informa will contribute its Informa Tech digital businesses and $350 million of cash in exchange for a 57% stake in a newly formed company, Toro CombineCo, Inc. (“CombineCo”), and CombineCo will acquire 100% of TechTarget in a merger with TechTarget shareholders receiving consideration consisting of the remaining 43% stake in CombineCo and the $350 million of cash, or approximately $11.79 per outstanding TechTarget share (the “proposed transaction”).

A copy of the press release is attached hereto as Exhibit 99.1 and, except for certain financial results reported and described above under Item 2.02 of this Form 8-K, is incorporated herein by reference. Also, on January 10, 2024, the joint investor presentation attached hereto as Exhibit 99.2 was disseminated in connection with the announcement of the proposed transaction and is incorporated herein by reference.

Item 9.01 Financial Statements and Exhibits

(d) Exhibits.

Exhibit Number	Description

99.1	Press Release, dated January 10, 2024

99.2	Joint Investor Presentation

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

Additional Information and Where to Find It

In connection with the proposed transaction, among TechTarget, CombineCo, Toro Acquisition Sub, LLC, Informa, Informa US Holdings Limited and Informa Intrepid Holdings Inc. (“Informa Tech”), TechTarget will prepare and file relevant materials with the Securities and Exchange Commission (the “SEC”), including a registration statement on Form S-4 that will contain a proxy statement of TechTarget that also constitutes a prospectus of CombineCo (the “Proxy Statement/Prospectus”). A definitive Proxy Statement/Prospectus will be mailed to stockholders of TechTarget. TechTarget and CombineCo may also file other documents with the SEC regarding the proposed transaction. This communication is not a substitute for any proxy statement, registration statement or prospectus, or any other document that TechTarget or CombineCo (as applicable) may file with the SEC in connection with the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND

SECURITY HOLDERS OF TECHTARGET ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED BY TECHTARGET OR COMBINECO WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, IN CONNECTION WITH THE PROPOSED TRANSACTION, WHEN THEY BECOME AVAILABLE BECAUSE THESE DOCUMENTS CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. TechTarget investors and security holders will be able to obtain free copies of the Proxy Statement/Prospectus (when they become available), as well as other filings containing important information about TechTarget, CombineCo, and other parties to the proposed transaction (including Informa), without charge through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by TechTarget will be available free of charge under the tab “Financials” on the “Investor Relations” page of TechTarget’s internet website at https://investor.techtarget.com or by contacting TechTarget’s Investor Relations Department at gmann@techtarget.com.

Participants in the Solicitation

Informa, TechTarget, CombineCo, and their respective directors and certain of their respective executive officers and employees may be deemed to be participants in the solicitation of proxies from TechTarget’s stockholders in connection with the proposed transaction. Information regarding the directors of Informa is contained in Informa’s annual reports and accounts available on Informa’s website at www.informa.com/investors/ and in the National Storage Mechanism at data.fca.org.uk/#/nsm/nationalstoragemechanism. Information regarding the directors and executive officers of TechTarget is contained in TechTarget’s proxy statement for its 2023 annual meeting of stockholders, filed with the SEC on April 19, 2023, and in other documents subsequently filed with the SEC. Additional information regarding the participants in the proxy solicitations and a description of their direct or indirect interests, by security holdings or otherwise, will be contained in the Proxy Statement/Prospectus and other relevant materials filed with the SEC (when they become available). These documents can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This Current Report on Form 8-K is for informational purposes only and is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Cautionary Note Regarding Forward-Looking Statements

This Current Report on Form 8-K contains “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Exchange Act that involve substantial risks and uncertainties. All statements, other than historical facts, are forward-looking statements, including: statements regarding the expected timing and structure of the proposed transaction; the ability of the parties to complete the proposed transaction considering the various closing conditions; the expected benefits of the proposed transaction, such as improved operations, enhanced revenues and cash flow, synergies, growth potential, market profile, business plans, expanded portfolio and financial strength; the competitive ability and position of CombineCo following completion of the proposed transaction; legal, economic, and regulatory conditions; and any assumptions underlying any of the foregoing. Forward-looking statements concern future circumstances and results and other statements that are not historical facts and are sometimes identified by the words “may,” “will,” “should,” “potential,” “intend,” “expect,” “endeavor,” “seek,” “anticipate,” “estimate,” “overestimate,” “underestimate,” “believe,” “plan,” “could,” “would,” “project,” “predict,” “continue,” “target,” or the negatives of these words or other similar terms or expressions that concern TechTarget’s or CombineCo’s expectations, strategy, priorities, plans, or intentions. Forward-looking statements are based upon current plans, estimates, and expectations that are subject to risks, uncertainties, and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements.

We can give no assurance that such plans, estimates, or expectations will be achieved, and therefore, actual results may differ materially from any plans, estimates, or expectations in such forward-looking statements.

Important factors that could cause actual results to differ materially from such plans, estimates, or expectations include, among others: that one or more closing conditions to the proposed transaction, including certain regulatory approvals, may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay, or refuse to grant approval for the consummation of the proposed transaction, may require conditions, limitations, or restrictions in connection with such approvals or that the required approval by the shareholders of TechTarget may not be obtained; the risk that the proposed transaction may not be completed in the time frame expected by Informa, TechTarget, or CombineCo, or at all; unexpected costs, charges, or expenses resulting from the proposed transaction; uncertainty of the expected financial performance of CombineCo following completion of the proposed transaction; failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the proposed transaction or integrating the relevant portion of the Informa Tech business with the business of TechTarget; the ability of Informa to implement its business strategy; difficulties and delays in achieving revenue and cost synergies of Informa; the occurrence of any event that could give rise to termination of the proposed transaction; potential litigation in connection with the proposed transaction or other settlements or investigations that may affect the timing or occurrence of the proposed transaction or result in significant costs of defense, indemnification, and liability; evolving legal, regulatory, and tax regimes; changes in economic, financial, political, and regulatory conditions, in the United States and elsewhere, and other factors that contribute to uncertainty and volatility, natural and man-made disasters, civil unrest, pandemics, geopolitical uncertainty, and conditions that may result from legislative, regulatory, trade, and policy changes associated with the current or subsequent U.S. administration; risks related to disruption of management time from ongoing business operations due to the proposed transaction; certain restrictions during the pendency of the proposed transaction that may impact TechTarget’s ability to pursue certain business opportunities or strategic transactions; Informa’s, TechTarget’s, and CombineCo’s ability to meet expectations regarding the accounting and tax treatments of the proposed transaction; the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of TechTarget’s common stock; the risk that the proposed transaction and its announcement could have an adverse effect on the ability of TechTarget to retain customers and retain and hire key personnel and maintain relationships with customers, suppliers, employees, stockholders, strategic partners and other business relationships and on its operating results and business generally; market acceptance of TechTarget’s and the relevant portion of the Informa Tech business’s products and services; the impact of pandemics and future health epidemics and any related economic downturns on TechTarget’s business and the markets in which it and its customers operate; changes in economic or regulatory conditions or other trends affecting the internet, internet advertising and information technology industries; data privacy and artificial intelligence laws, rules, and regulations; the impact of foreign currency exchange rates; certain macroeconomic factors facing the global economy, including instability in the regional banking sector, disruptions in the capital markets, economic sanctions and economic slowdowns or recessions, rising inflation and interest rate fluctuations on TechTarget’s and the relevant portion of the Informa Tech business’s results; and other matters included in TechTarget’s filings with the SEC, including in Item 1A of its Annual Report on Form 10-K for the year ended December 31, 2022 and its Quarterly Report on Form 10-Q for the quarter ended September 30, 2023. These risks, as well as other risks associated with the proposed transaction, will be more fully discussed in the Proxy Statement/Prospectus that will be included in the registration statement on Form S-4 that will be filed with the SEC in connection with the proposed transaction. While the list of factors presented here is, and the list of factors to be presented in registration statement on Form S-4 will be, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. We caution you not to place undue reliance on any of these forward-looking statements as they are not guarantees of future performance or outcomes and that actual performance and outcomes, including, without limitation, our actual results of operations, financial condition and liquidity, and the development of new markets or market segments in which we operate, may differ materially from those made in or suggested by the forward-looking statements contained in this communication.

Any forward-looking statements speak only as of the date of this communication. None of Informa, TechTarget, or CombineCo undertakes any obligation to update any forward-looking statements, whether as a result of new information or developments, future events, or otherwise, except as required by law. Neither future distribution of this communication nor the continued availability of this communication in archive form on TechTarget’s website at https://investor.techtarget.com or Informa’s website at www.informa.com/investors should be deemed to constitute an update or re-affirmation of these statements as of any future date.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

TechTarget, Inc.

Date: January 10, 2024	By:	/s/ Michael Cotoia
Michael Cotoia
Chief Executive Officer

Exhibit 99.1

TechTarget to Expand Scale and Leadership Position in B2B Data and Market Access through Strategic Combination with Informa Tech’s Digital Businesses

TechTarget shareholders to receive approximately $11.79 per share in cash and retain a 43% stake in New TechTarget, allowing them to participate in the long-term value creation of the combined business

Informa PLC to contribute Informa Tech’s digital businesses and $350 million of cash in exchange for 57% stake in New TechTarget

New TechTarget expected to drive double-digit organic revenue growth, 35%+ Adjusted EBITDA margins and strong free cash flow within three years of closing

TechTarget reports preliminary unaudited full year 2023 revenue and Adjusted EBITDA

Newton MA – January 10, 2024 – TechTarget (NASDAQ: TTGT) and Informa PLC (LSE: INF.L), a FTSE-50 UK Group with a leading position in international B2B events, digital services and academic knowledge, today announced that the companies have entered into a definitive agreement whereby Informa PLC will combine Informa Tech’s digital businesses with TechTarget to create a leading global platform in B2B Data and Market Access, focused on helping vendors in enterprise technology and other markets accelerate revenue growth. The combined company (“New TechTarget”) is expected to position TechTarget as a unique end-to-end solution provider across the go-to-market: from strategy, messaging and content development to in-market activation via brand, demand generation, purchase intent data and sales enablement. The combination brings scale benefits, diversified revenue streams and strategic expansion opportunities by expanding TechTarget’s current addressable market and enhancing the resilience of its business by increasing its presence in new markets and new buyer personas.

Informa PLC will contribute its Informa Tech digital businesses and $350 million of cash in exchange for a 57% stake in the combined company. The $350 million of cash, or approximately $11.79 per outstanding TechTarget share, will be paid to existing TechTarget shareholders upon completion of the transaction. Existing TechTarget shareholders will also retain a 43% equity stake in New TechTarget, allowing them to participate in the long-term value creation of the combined company. The businesses being contributed from Informa Tech consist of:

•	Omdia, the fourth largest technology research firm;

•	Industry Dive, a leading provider of specialist content to decision makers with 37 websites across vertical B2B markets;

•	A portfolio of specialist industry-leading digital media brands, including InformationWeek, Light Reading, Dark Reading, Network Computing and AI Business;

•	NetLine, a leading intent driven Lead Generation Platform; and

•	Access to IIRIS, Informa PLC’s proprietary B2B data platform, taking New TechTarget’s total B2B audience to ~50 million.

“The addition of Informa Tech’s digital businesses has the ability to accelerate TechTarget’s strategic roadmap by allowing it to continue to innovate leading products, offer customers end-to-end solutions and grow profitably and create a platform to complete meaningful strategic acquisitions,” said Gregory Strakosch, Executive Chairman and Co-Founder of TechTarget. “Following a robust evaluation by the Board of Directors of strategic alternatives focused on enhancing shareholder value, the Board unanimously believes the proposed transaction is highly attractive to our shareholders, providing immediate cash value as well as the opportunity to continue to participate in the long-term value-creation of a larger, more diversified and stronger combined company.”

TechTarget CEO Michael Cotoia added, “We believe that the importance of permission-based audiences and first-party data is growing exponentially, and this combination positions New TechTarget to capitalize on these impactful trends by increasing our first-party intent signals, archive of original content, traffic footprint and size of our permission-based audience. I look forward to working with Informa Tech CEO Gary Nugent to combine our talented teams, drive new growth opportunities and unlock the full potential of this combination.”

“Today we significantly strengthen Informa’s position in the growing B2B Digital Services market, creating a platform to serve B2B customers at scale digitally, as we already do in Live & On-Demand B2B Events,” said Stephen Carter, Informa PLC Group Chief Executive. “Over the last three years, Informa has built a proprietary first-party data platform, IIRIS, and expanded our position in the B2B Digital Services market. Now, through a majority shareholding in US-listed TechTarget, we are positioning this business firmly where the customers and the value are.”	New TechTarget: A Leading Platform in B2B Data and Market Access
Leading Industry Brand: TechTarget
Leading Buyer Intent Platform: Priority Engine
~50 million Permissioned First-Party B2B Audience Data: TechTarget, IIRIS
220+ Leading Specialist B2B Content & Brands: TechTarget, Industry Dive, Dark Reading
Leading Tech Research: Omdia, Canalys, Enterprise Strategy Group
Leading Demand Generation and Engagement Platforms: TechTarget, NetLine, BrightTALK
Leading Content Development Services: BrightTALK, Studio ID

Mr. Nugent commented, “Today we are creating a leading platform in B2B Data and Market Access that combines specialist brands, specialist content and cutting-edge technology, all underpinned by unique B2B audiences and permissioned First-Party Data, providing B2B buyers with more opportunities to influence purchasing decisions, identify new customers and drive revenue.”

Compelling Strategic Benefits

•

Enhances Scale Across Geographies and Verticals, Market Expertise and First-Party Data and Solutions: New TechTarget is expected to have more than 8,600 customers operating in over 20 countries, unlocking opportunities in new geographic and vertical markets at a faster pace than either company believes it can do on its own.

New TechTarget will have a larger research scope and greater access to first-party purchase intent data from Informa Tech’s leading portfolio of specialist digital brands, bringing its total permission-based first-party audience to approximately 50 million.

The greater market opportunity and scale are also expected to increase the resilience of the business by increasing its presence in new markets and adding additional buyer personas.

•

Expands Total Addressable Market: New TechTarget is positioned to be a dynamic, stronger player in a rapidly expanding market. The combination is expected to increase TechTarget’s current addressable market by more than 10x, with the ability to reach 200,000 global customers across technology-enabled verticals, many of which are in earlier stages of modernization and digitization of go-to-market strategies and workflows than TechTarget’s existing verticals.

•

Increases Product Diversification to Support All Phases of the Go-To-Market: The combined business will offer a compelling value proposition for global B2B vendors offering end-to-end solutions that support all phases of the go-to-market – from strategy, messaging and content to awareness, influence and demand generation to activation and sales enablement. This powerful combination fueled by first-party audiences and purchase intent data will offer New TechTarget’s customers the opportunity to better grow their revenue.

In addition, through a new license agreement with IIRIS, New TechTarget will have exclusive access to first-party purchase intent data from Informa PLC’s leading face-to-face technology events including Black Hat, Enterprise Connect, Data Center World, Channels Partner Expo, Canalys Forums, and others.

Product	Description

Audience Development	Specialist Business Content/Brands that inform and educate B2B professionals

Permissioned First-Party Audience Data	Profile and behavioral insight on B2B buyers provided through proprietary subscriptions and interactions with specialist B2B Content/Brands, including permission to use data for targeted marketing

Buyer Intent	Individual prospect level data through tech-enabled analysis of purchase intent across segmented B2B audiences

Specialist Technology Research	Paid subscription-based access to specialist B2B market/product data, analytics and analysis, and custom project research that informs market, product and go-to-market strategy

Demand Generation and Engagement	Brand awareness and targeted lead generation through data-driven analysis of segmented B2B audiences

Content Development	Creation of bespoke content for B2B vendors looking to reach specialist B2B audiences

•

Accelerates Expansion Opportunities: New TechTarget will be well positioned to drive growth in technology-enabled B2B markets. The combined assets build on TechTarget’s acquisition of Xtelligent to open opportunities in new verticals, including Healthcare, Retail, Banking, Automotive, Food, Legal, Manufacturing, Utilities, and others. In addition, the combined platform better positions New TechTarget to capitalize on the current development and launch of new AI products that are expected to support a growing customer base.

New TechTarget will introduce TechTarget’s suite of products and services to Informa Tech customers and the additional first-party purchase intent data garnered from Informa Tech’s assets will strengthen TechTarget’s intent offerings to drive accelerated revenue growth. New TechTarget will also have enhanced capacity to complete value-focused acquisitions that can build on its leading platform.

Strong Financial Profile with Significant Synergy Opportunities

TechTarget expects to report revenue of approximately $230 million and Adjusted EBITDA of approximately $70 million for the year ended December 31, 2023.1 The Informa Tech assets being contributed are expected to generate 2024 revenues of approximately $275 million and Adjusted EBITDA of approximately $50 million.

New TechTarget’s operating plan forecasts double-digit organic revenue growth, more than 50% revenue under long-term contracts and attractive operating leverage with at least 50% incremental Adjusted EBITDA margins, 35%+ Adjusted EBITDA margins within three years of closing and consistent, strong free cash flow. Through a combination of organic and inorganic growth, the ambition is for New TechTarget to generate $1 billion in annual revenue within five years of closing.

New TechTarget forecasts $45 million in total annual EBITDA synergies within three years of closing, of which $25 million are from cost savings generated through increased scale, improved productivity, product margin rationalization and efficiencies in real estate, software, systems, and corporate functions. New TechTarget also expects to drive significant revenue synergies over time by introducing TechTarget’s product suite, including Priority Engine, BrightTALK and Content to Close programs, to Informa Tech customers. Furthermore, the additional first-party purchase intent data garnered from Informa Tech’s leading digital brands will improve TechTarget’s intent offerings and are expected to accelerate revenue growth.

The creation of New TechTarget provides both individual sets of shareholders with a balance of immediate benefits and longer-term upside, with the major focus on the significant value that will be generated by creating a leader in a growing market.

Combination Value Creation
Informa PLC Value Creation	TechTarget Value Creation

Access to leading brand	Immediate cash payment to shareholders ($350m)

Scale in the US (where the customers/value are)	Value premium on Day 1

US listing (NASDAQ)	Participation in combination upside

Specialist talent and management	Increased market capitalization

Fully consolidated financials	Diversification of revenue via paid subscriptions
Scale in Specialist Tech Research via Omdia/Canalys/Enterprise Strategy Group

Expanded access to intent-based first party data	Expanded access to intent-based first party data

Operational scale benefits	Operational scale benefits

Operating synergies	Operating synergies

Scaled player in long-term growth market	Scaled player in long-term growth market

[1]

These financial results are preliminary and unaudited and are subject to revision in connection with TechTarget’s financial closing procedures and finalization of TechTarget’s consolidated financial statements for the year ended December 31, 2023. Actual results for the year ended December 31, 2023 may differ from these preliminary results.

New TechTarget Headquarters, Leadership and Governance

New TechTarget will be headquartered in Newton, Massachusetts. Gary Nugent, current CEO of Informa Tech, will relocate from London to Newton and serve as CEO of New TechTarget. Michael Cotoia, current CEO of TechTarget, will be Special Advisor to the CEO, focused primarily on ensuring a smooth combination post-closing.

Following the close of the transaction, the Board of Directors of New TechTarget will consist of nine members, including Mr. Nugent and Non-Executive Directors with a combination of leadership and relevant experience from both companies: Don Hawk (TechTarget Co-Founder and Executive Director), Christina Van Houten (TechTarget Independent Director), Perfecto Sanchez (TechTarget Independent Director), Stephen A. Carter (Informa Group Chief Executive), Alex Roth (Informa Strategy Director), Sally Ashford (Informa HR Director), and David Flaschen (retiring Informa PLC Non-Executive Director). In addition, a new Chairman of the Board will be appointed.

Path to Completion

The transaction has been approved unanimously by the Boards of Directors of TechTarget and Informa PLC. The transaction is expected to close in the second half of 2024 and is subject to approval by TechTarget shareholders, regulatory approvals and the satisfaction of other customary closing conditions. Upon completion, New TechTarget is expected to trade on NASDAQ under the ticker symbol TTGT.

TechTarget Reports Preliminary Full Year 2023 Revenue and Adjusted EBITDA

TechTarget expects to report revenue of approximately $230 million and Adjusted EBITDA of approximately $70 million for the year ended December 31, 2023.2

Conference Call

The two companies will host a joint conference call tomorrow, January 11, 2024, at 8:30 AM ET to discuss the transaction. The live webcast can be accessed at https://events.q4inc.com/attendee/433854863 or by dialing 404 975 4839 (domestic) or 833 470 1428 (international) with access code 322630. A replay of the call will be available for 30 days. Associated presentation materials regarding the transaction will be available on TechTarget’s transaction microsite at https://techtarget.dealfacts.com, the investor relations sections of TechTarget’s website at https://investor.techtarget.com/overview/default.aspx or Informa PLC’s website at https://www.informa.com/investors/.

[2]

These financial results are preliminary and unaudited and are subject to revision in connection with TechTarget’s financial closing procedures and finalization of TechTarget’s consolidated financial statements for the year ended December 31, 2023. Actual results for the year ended December 31, 2023 may differ from these preliminary results.

Advisors

J.P. Morgan is serving as lead financial advisor and provided a fairness opinion to TechTarget; BrightTower LLC is also serving as a financial advisor and WilmerHale is serving as legal counsel to TechTarget. Centerview Partners is serving as financial advisor to Informa PLC and Clifford Chance US LLP is serving as legal counsel.

Additional Information and Where to Find It

In connection with the proposed transaction (the “proposed transaction”), among TechTarget, Inc. (“TechTarget”) Toro CombineCo, Inc. (“CombineCo”), Toro Acquisition Sub, LLC, Informa plc (“Informa”), Informa US Holdings Limited and Informa Intrepid Holdings Inc. (“Informa Tech”), TechTarget will prepare and file relevant materials with the Securities and Exchange Commission (the “SEC”), including a registration statement on Form S-4 that will contain a proxy statement of TechTarget that also constitutes a prospectus of CombineCo (the “Proxy Statement/Prospectus”). A definitive Proxy Statement/Prospectus will be mailed to stockholders of TechTarget. TechTarget and CombineCo may also file other documents with the SEC regarding the proposed transaction. This communication is not a substitute for any proxy statement, registration statement or prospectus, or any other document that TechTarget or CombineCo (as applicable) may file with the SEC in connection with the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF TECHTARGET ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED BY TECHTARGET OR COMBINECO WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, IN CONNECTION WITH THE PROPOSED TRANSACTION, WHEN THEY BECOME AVAILABLE BECAUSE THESE DOCUMENTS CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. TechTarget investors and security holders will be able to obtain free copies of the Proxy Statement/Prospectus (when they become available), as well as other filings containing important information about TechTarget, CombineCo, and other parties to the proposed transaction (including Informa), without charge through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by TechTarget will be available free of charge under the tab “Financials” on the “Investor Relations” page of TechTarget’s internet website at https://investor.techtarget.com or by contacting TechTarget’s Investor Relations Department at gmann@techtarget.com.

Participants in the Solicitation

Informa, TechTarget, CombineCo, and their respective directors and certain of their respective executive officers and employees may be deemed to be participants in the solicitation of proxies from TechTarget’s stockholders in connection with the proposed transaction. Information regarding the directors of Informa is contained in Informa’s annual reports and accounts available on Informa’s website at www.informa.com/investors/ and in the National Storage Mechanism at data.fca.org.uk/#/nsm/nationalstoragemechanism. Information regarding the directors and executive officers of TechTarget is contained in TechTarget’s proxy statement for its 2023 annual meeting of stockholders, filed with the SEC on April 19, 2023, and in other documents subsequently filed with the SEC. Additional information regarding the participants in the proxy solicitations and a description of their direct or indirect interests, by security holdings or otherwise, will be contained in the Proxy Statement/Prospectus and other relevant materials filed with the SEC (when they become available). These documents can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Cautionary Note Regarding Forward-Looking Statements

This communication contains “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 that involve substantial risks and uncertainties. All statements, other than historical facts, are forward-looking statements, including: statements regarding the expected timing and structure of the proposed transaction; the ability of the parties to complete the proposed transaction considering the various closing conditions; the expected benefits of the proposed transaction, such as improved operations, enhanced revenues and cash flow, synergies, growth potential, market profile, business plans, expanded portfolio and financial strength; the competitive ability and position of CombineCo following completion of the proposed transaction; legal, economic, and regulatory conditions; and any assumptions underlying any of the foregoing. Forward-looking statements concern future circumstances and results and other statements that are not historical facts and are sometimes identified by the words “may,” “will,” “should,” “potential,” “intend,” “expect,” “endeavor,” “seek,” “anticipate,” “estimate,” “overestimate,” “underestimate,” “believe,” “plan,” “could,” “would,” “project,” “predict,” “continue,” “target,” or the negatives of these words or other similar terms or expressions that concern TechTarget’s or CombineCo’s expectations, strategy, priorities, plans, or intentions. Forward-looking statements are based upon current plans, estimates, and expectations that are subject to risks, uncertainties, and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. We can give no assurance that such plans, estimates, or expectations will be achieved, and therefore, actual results may differ materially from any plans, estimates, or expectations in such forward-looking statements.

Important factors that could cause actual results to differ materially from such plans, estimates, or expectations include, among others: that one or more closing conditions to the proposed transaction, including certain regulatory approvals, may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay, or refuse to grant approval for the consummation of the proposed transaction, may require conditions, limitations, or restrictions in connection with such approvals or that the required approval by the shareholders of TechTarget may not be obtained; the risk that the proposed transaction may not be completed in the time frame expected by Informa, TechTarget, or CombineCo, or at all; unexpected costs, charges, or expenses resulting from the proposed transaction; uncertainty of the expected financial performance of CombineCo following completion of the proposed transaction; failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the proposed transaction or integrating the relevant portion of the Informa Tech business with the business of TechTarget; the ability of Informa to implement its business strategy; difficulties and delays in achieving revenue and cost synergies of Informa; the occurrence of any event that could give rise to termination of the proposed transaction; potential litigation in connection with the proposed transaction or other settlements or investigations that may affect the timing or occurrence of the proposed transaction or result in significant costs of defense, indemnification, and liability; evolving legal, regulatory, and tax regimes; changes in economic, financial, political, and regulatory conditions, in the United States and elsewhere, and other factors that contribute to uncertainty and volatility, natural and man-made disasters, civil unrest, pandemics, geopolitical uncertainty, and conditions that may result from legislative, regulatory, trade, and policy changes associated with the current or subsequent U.S. administration; risks related to disruption of management time from ongoing business operations due to the proposed transaction; certain restrictions during the pendency of the proposed transaction that may impact TechTarget’s ability to pursue certain business opportunities or strategic transactions; Informa’s, TechTarget’s, and CombineCo’s ability to meet expectations regarding the accounting and tax treatments of the proposed transaction; the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of TechTarget’s common stock; the risk that the proposed transaction and its announcement could have an adverse effect on the ability of TechTarget to retain customers and retain and hire key personnel and maintain relationships with customers, suppliers, employees, stockholders, strategic partners and other business relationships and on its operating results and business generally; market acceptance of TechTarget’s and the relevant portion of the Informa Tech business’s products and services; the impact of pandemics and future health epidemics and any related economic downturns on TechTarget’s business and the markets in which it and its customers operate; changes in economic or regulatory conditions or other trends affecting the internet, internet advertising and information technology industries; data privacy and artificial intelligence laws, rules, and regulations; the impact of foreign currency exchange rates; certain macroeconomic factors facing the global economy, including instability in the regional banking sector, disruptions in the capital markets, economic sanctions and economic slowdowns or recessions, rising inflation and interest rate fluctuations on TechTarget’s and the relevant portion of the Informa Tech business’s results; and other matters included in TechTarget’s filings with the SEC, including in Item 1A of its Annual Report on Form 10-K for the year ended December 31, 2022 and its Quarterly Report on Form 10-Q for the quarter ended September 30, 2023. These risks, as well as other risks associated with the proposed transaction, will be more fully discussed in the Proxy Statement/Prospectus that will be included in the registration statement on Form S-4 that will be filed with the SEC in connection with the proposed transaction. While the list of factors presented here is, and the list of factors to be presented in registration statement on Form S-4 will be, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. We caution you not to place undue reliance on any of these forward-looking statements as they are not guarantees of future performance or outcomes and that actual performance and outcomes, including, without limitation, our actual results of operations, financial condition and liquidity, and the development of new markets or market segments in which we operate, may differ materially from those made in or suggested by the forward-looking statements contained in this communication.

Any forward-looking statements speak only as of the date of this communication. None of Informa, TechTarget, or CombineCo undertakes any obligation to update any forward-looking statements, whether as a result of new information or developments, future events, or otherwise, except as required by law. Neither future distribution of this communication nor the continued availability of this communication in archive form on TechTarget’s website at https://investor.techtarget.com or Informa’s website at www.informa.com/investors should be deemed to constitute an update or re-affirmation of these statements as of any future date.

About TechTarget

TechTarget (Nasdaq: TTGT) is the global leader in purchase intent-driven marketing and sales services that deliver business impact for enterprise technology companies. By creating abundant, high-quality editorial content across approximately 150 websites and 1,000 webinars and virtual event channels, TechTarget attracts and nurtures communities of technology buyers researching their companies’ information technology needs. By understanding these buyers’ content consumption behaviors, TechTarget creates the purchase intent insights that fuel efficient and effective marketing and sales activities for clients around the world.

TechTarget has offices in Boston, London, Munich, New York, Paris, Singapore and Sydney. For more information, visit techtarget.com and follow us on Twitter @TechTarget.

About Informa Tech

Informa Tech is a leading provider of market insight and market access to the global business technology community. Through in-depth expertise and an engaged audience community, Informa Tech helps business professionals make better technology decisions and marketers reach the most powerful tech buyers and influencers in the world. Across its portfolio of over 100+ trusted brands, Informa Tech has over 1000 industry experts, including over 400 research analysts and consultants in global research group Omdia, and a monthly audience reach of over 125 million. Informa Tech is a division of FTSE 100 company Informa plc. For more information, visit informatech.com

The digital businesses of Informa Tech being combined with TechTarget include Industry Dive (Specialist B2B Content/Brands), Omdia (Specialist Tech Research), NetLine (Demand Generation and Buyer Intent), and other Specialist Tech Digital Media Brands (eg Information Week, Light Reading, Heavy Reading, AI Business).

Contacts

TechTarget, Media Contact:

Chris Kittredge or Ben Spicehandler

techtarget@fgsglobal.com

TechTarget, Investor Relations:

Dan Noreck

dnoreck@techtarget.com

Informa PLC:

Stephen A. Carter, Group Chief Executive: +44 (0) 20 8052 0400

Gareth Wright, Group Finance Director: +44 (0) 20 8052 0400

Richard Menzies-Gow, Director of IR & Communications: +44 (0) 20 8052 2787

Tim Burt / Simon Duke – Teneo: +44 (0) 7583 413254 / +44 (0) 7815 779225

Exhibit 99.2 Creating a Leading Global Platform in B2B Data and Market Access Investor Presentation January 10, 2024 © TechTarget 1

Disclaimer (1/2) Additional Information and Where to Find It In connection with the proposed transaction (the “proposed transaction”), among TechTarget, Inc. (“TechTarget”) Toro CombineCo, Inc. (“CombineCo”), Toro Acquisition Sub, LLC, Informa plc (“Informa”), Informa US Holdings Limited and Informa Intrepid Holdings Inc. (“Informa Tech”), TechTarget will prepare and file relevant materials with the Securities and Exchange Commission (the “SEC”), including a registration statement on Form S-4 that will contain a proxy statement of TechTarget that also constitutes a prospectus of CombineCo (the “Proxy Statement/Prospectus”). A definitive Proxy Statement/Prospectus will be mailed to stockholders of TechTarget. TechTarget and CombineCo may also file other documents with the SEC regarding the proposed transaction. This communication is not a substitute for any proxy statement, registration statement or prospectus, or any other document that TechTarget or CombineCo (as applicable) may file with the SEC in connection with the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF TECHTARGET ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED BY TECHTARGET OR COMBINECO WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, IN CONNECTION WITH THE PROPOSED TRANSACTION, WHEN THEY BECOME AVAILABLE BECAUSE THESE DOCUMENTS CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. TechTarget investors and security holders will be able to obtain free copies of the Proxy Statement/Prospectus (when they become available), as well as other filings containing important information about TechTarget, CombineCo, and other parties to the proposed transaction (including Informa), without charge through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by TechTarget will be available free of charge under the tab “Financials” on the “Investor Relations” page of TechTarget’s internet website at https://investor.techtarget.com or by contacting TechTarget’s Investor Relations Department at gmann@techtarget.com. Participants in the Solicitation Informa, TechTarget, CombineCo, and their respective directors and certain of their respective executive officers and employees may be deemed to be participants in the solicitation of proxies from TechTarget’s stockholders in connection with the proposed transaction. Information regarding the directors of Informa is contained in Informa’s annual reports and accounts available on Informa's website at www.informa.com/investors/ and in the National Storage Mechanism at data.fca.org.uk/#/nsm/nationalstoragemechanism. Information regarding the directors and executive officers of TechTarget is contained in TechTarget’s proxy statement for its 2023 annual meeting of stockholders, filed with the SEC on April 19, 2023, and in other documents subsequently filed with the SEC. Additional information regarding the participants in the proxy solicitations and a description of their direct or indirect interests, by security holdings or otherwise, will be contained in the Proxy Statement/Prospectus and other relevant materials filed with the SEC (when they become available). These documents can be obtained free of charge from the sources indicated above. No Offer or Solicitation This communication is for informational purposes only and is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Cautionary Note Regarding Forward-Looking Statements This communication contains “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 that involve substantial risks and uncertainties. All statements, other than historical facts, are forward-looking statements, including: statements regarding the expected timing and structure of the proposed transaction; the ability of the parties to complete the proposed transaction considering the various closing conditions; the expected benefits of the proposed transaction, such as improved operations, enhanced revenues and cash flow, synergies, growth potential, market profile, business plans, expanded portfolio and financial strength; the competitive ability and position of CombineCo following completion of the proposed transaction; legal, economic, and regulatory conditions; and any assumptions underlying any of the foregoing. Forward-looking statements concern future circumstances and results and other statements that are not historical facts and are sometimes identified by the words “may,” “will,” “should,” “potential,” “intend,” “expect,” “endeavor,” “seek,” “anticipate,” “estimate,” “overestimate,” “underestimate,” “believe,” “plan,” “could,” “would,” “project,” “predict,” “continue,” “target,” or the negatives of these words or other similar terms or expressions that concern TechTarget’s or CombineCo’s expectations, strategy, priorities, plans, or intentions. © TechTarget 2

Disclaimer (2/2) Forward-looking statements are based upon current plans, estimates, and expectations that are subject to risks, uncertainties, and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. We can give no assurance that such plans, estimates, or expectations will be achieved, and therefore, actual results may differ materially from any plans, estimates, or expectations in such forward-looking statements. Important factors that could cause actual results to differ materially from such plans, estimates, or expectations include, among others: that one or more closing conditions to the proposed transaction, including certain regulatory approvals, may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay, or refuse to grant approval for the consummation of the proposed transaction, may require conditions, limitations, or restrictions in connection with such approvals or that the required approval by the shareholders of TechTarget may not be obtained; the risk that the proposed transaction may not be completed in the time frame expected by Informa, TechTarget, or CombineCo, or at all; unexpected costs, charges, or expenses resulting from the proposed transaction; uncertainty of the expected financial performance of CombineCo following completion of the proposed transaction; failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the proposed transaction or integrating the relevant portion of the Informa Tech business with the business of TechTarget; the ability of Informa to implement its business strategy; difficulties and delays in achieving revenue and cost synergies of Informa; the occurrence of any event that could give rise to termination of the proposed transaction; potential litigation in connection with the proposed transaction or other settlements or investigations that may affect the timing or occurrence of the proposed transaction or result in significant costs of defense, indemnification, and liability; evolving legal, regulatory, and tax regimes; changes in economic, financial, political, and regulatory conditions, in the United States and elsewhere, and other factors that contribute to uncertainty and volatility, natural and man-made disasters, civil unrest, pandemics, geopolitical uncertainty, and conditions that may result from legislative, regulatory, trade, and policy changes associated with the current or subsequent U.S. administration; risks related to disruption of management time from ongoing business operations due to the proposed transaction; certain restrictions during the pendency of the proposed transaction that may impact TechTarget’s ability to pursue certain business opportunities or strategic transactions; Informa’s, TechTarget’s, and CombineCo's ability to meet expectations regarding the accounting and tax treatments of the proposed transaction; the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of TechTarget’s common stock; the risk that the proposed transaction and its announcement could have an adverse effect on the ability of TechTarget to retain customers and retain and hire key personnel and maintain relationships with customers, suppliers, employees, stockholders, strategic partners and other business relationships and on its operating results and business generally; market acceptance of TechTarget’s and the relevant portion of the Informa Tech business’s products and services; the impact of pandemics and future health epidemics and any related economic downturns on TechTarget’s business and the markets in which it and its customers operate; changes in economic or regulatory conditions or other trends affecting the internet, internet advertising and information technology industries; data privacy and artificial intelligence laws, rules, and regulations; the impact of foreign currency exchange rates; certain macroeconomic factors facing the global economy, including instability in the regional banking sector, disruptions in the capital markets, economic sanctions and economic slowdowns or recessions, rising inflation and interest rate fluctuations on TechTarget’s and the relevant portion of the Informa Tech business’s results; and other matters included in TechTarget’s filings with the SEC, including in Item 1A of its Annual Report on Form 10-K for the year ended December 31, 2022 and its Quarterly Report on Form 10-Q for the quarter ended September 30, 2023. These risks, as well as other risks associated with the proposed transaction, will be more fully discussed in the Proxy Statement/Prospectus that will be included in the registration statement on Form S-4 that will be filed with the SEC in connection with the proposed transaction. While the list of factors presented here is, and the list of factors to be presented in registration statement on Form S-4 will be, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. We caution you not to place undue reliance on any of these forward-looking statements as they are not guarantees of future performance or outcomes and that actual performance and outcomes, including, without limitation, our actual results of operations, financial condition and liquidity, and the development of new markets or market segments in which we operate, may differ materially from those made in or suggested by the forward-looking statements contained in this communication. Any forward-looking statements speak only as of the date of this communication. None of Informa, TechTarget, or CombineCo undertakes any obligation to update any forward-looking statements, whether as a result of new information or developments, future events, or otherwise, except as required by law. Neither future distribution of this communication nor the continued availability of this communication in archive form on TechTarget’s website at https://investor.techtarget.com or Informa’s website at www.informa.com/investors should be deemed to constitute an update or re-affirmation of these statements as of any future date. © TechTarget 3

Today’s presenters Michael Cotoia Gary Nugent Daniel Noreck Chief Executive Officer, Chief Executive Officer, Chief Financial Officer, TechTarget Informa Tech TechTarget © TechTarget 4

Transaction Overview & Strategic Rationale © TechTarget 5

Accelerates TechTarget’s strategic roadmap 2024 estimate 2024 estimate, before synergies Long term outlook 1 2 TechTarget New TechTarget New TechTarget Large and 3 Revenue $235mm ~$500mm $1bn+ growing scale Enhanced and YoY Revenue 4 2% Double-digit 4% growth resilient growth Increasing revenue Revenue under 4 38% ~50%+ LT contracts stability Strong operating Adj. EBITDA 4 31% 24% 35%+ margin leverage Note: Subscription revenue, which we also refer to as “revenue from longer-term contracts”, is defined as revenue from contracts with customers with a duration of more than 270 days 1 2 3 4 Based on 2024 estimate for TechTarget; Based on 2024 estimates for TechTarget and Informa Tech; Within five years of closing; Within three years of closing © TechTarget 6 6

Value-creating combination

Structure and Consideration	+ Informa to contribute Informa Tech's digital businesses to TechTarget and $350mm of cash to create New TechTarget + Existing TechTarget shareholders receive immediate cash value of approximately $11.79 per share plus the ability to participate in long-term value creation of combined business + New TechTarget 57% owned by Informa; 43% owned by existing TechTarget shareholders + Culmination of TechTarget Board's robust evaluation of strategic alternatives to maximize shareholder value + Unanimously approved by Boards of TechTarget and Informa + New TechTarget is expected to be publicly listed on NASDAQ under ticker TTGT and headquartered in Newton, Massachusetts
Timing	+ Expected to close in second half of 2024, subject to TechTarget shareholder approval, regulatory approvals and the satisfaction of other customary closing conditions

Combination expands scale and leadership position in B2B Data and Market Access

© TechTarget 7

Powerful combination of data, technology and expertise to drive global B2B vendors’ GTM strategies th #1 #1 20 4 + Creates a leading Google footprint in In intent data for Vertical Largest tech provider of B2B tech B2B tech B2B markets research firm permissioned first- party B2B purchase intent data and differentiated market insight © T © Tec echT hTar arget get 8 8

New TechTarget: a B2B Data and Market Access platform Specialist B2B Content & Permissioned First-Party Industry Brand Buyer Intent Platform Brands Audience Data Specialist Technology Content Development Demand Generation and Research Services Engagement Platforms © T © Tec echT hTar arget get 9 9

New TechTarget delivers compelling strategic benefits

Enhanced scale	Across **geographies and verticals, market expertise** and **first-party intent data set and solutions**
Expanded total addressable market	New, differentiated offering **expands potential customer reach by more than 10x**
Increased product diversification	Accelerates expansion of unique **end-to-end solution across the go-to-market**
Accelerated expansion opportunities	Positioned to **drive revenue growth** in **new technology-enabled B2B verticals**
Attractive financial profile	**Business resilience**; strong balance sheet to support **organic and inorganic growth**; enhances **long-term recurring revenue**; ambition to generate **$1bn annual Revenue and ~35%+ Adj. EBITDA margin** within five years; **$45mm of recurring synergies** expected within three years

© TechTarget 10

Enhanced scale Immediate scale benefits create stronger company and greater value offering for customers New TechTarget Informa Tech TechTarget + Unlocked opportunities in new geographic and vertical markets 1 B2B Verticals 2 20 20 + Larger portfolio of digital assets and targeted 1 Customers ~3,400 ~5,700 ~8,600 original content 3 Global Customers + Expanded research scope and market 42 21 60+ Spending >$1mm Annually expertise B2B Digital Brands 150 71 221 + Immediately adds new permission-based audiences Industry Analysts & 173 590 763 Subject Matter Experts + Greater access to first-party intent data Original Content 84k 108k 192k Assets/Year + Diversified, world-class customer base with additional wallet penetration potential Permissioned Audience 2 30mm 20mm+ 50mm (incl. Access to IIRIS) Enhanced first-party data platform delivers high-quality intent signals and superior activation for customers © TechTarget 11 1 2 3 Includes de-duplication; Includes illustrative 10% overlap haircut for data in perimeter; Customers based on parent level

Expanded TAM

Combination expected to increase New TechTarget's TAM >10x

Projected Number of Customers

of global companies


~3,400
~8,600
TechTarget
New TechTarget

Projected Total Addressable Market

of global companies


~18,000[1]
~200,000[2]
~4% penetration
TechTarget
New TechTarget

Source: CapIQ; Note: Total addressable market defined as total number of companies with revenue greater than $50mm in LTM to 09/30/23; [1] Classified within Information Technology industry; [2] Classified within Components, Construction/Engineering, Consumer, Entertainment, Education, Finance, Food, Games, Hardware/Software, Healthcare, Information Technology, Manufacturing, Pharmaceuticals, Professional Services, Real Estate, Telecommunications, Utilities and Wholesale industries

© TechTarget 12

Increased product diversification

New TechTarget delivers end-to-end solutions to support all phases of customers' GTM

Audience Development

+ Specialist B2B content and brands that inform and educate B2B professionals

Permissioned First-Party Data

+ Profile and behavioral insight on B2B buyers provided through proprietary subscriptions and interactions with content/brands

Buyer Intent

+ Individual prospect level data through tech-enabled analysis of purchasing intent across segmented B2B audiences

Specialist Technology Research

+ Paid subscription-based access to specialist B2B market/product data, analytics and analysis, and custom project research

Content Development

+ Creation of bespoke content for vendors looking to reach specialist B2B audiences, raise awareness for their brands, establish thought leadership and drive buyer engagement

Demand Generation / Engagement

+ Brand awareness and targeted lead generation through data-driven analysis of segmented B2B audiences

© TechTarget 13

Accelerated expansion opportunities Sustainable growth platform for organic expansion and M&A activity Cross-selling / upselling opportunities to larger, diversified customer base and increased access to new buyer personas and budgets Access to new geographies with operations in over 20 countries Access to technology-enabled B2B verticals including Healthcare, Retail, Banking, Automotive, Food, Legal, + Manufacturing, Utilities and more Revenue from strengthened first-party intent data that capitalizes on technology advancements including new Artificial Intelligence applications Alternative strategic acquisition opportunities © TechTarget 14

Accelerated expansion opportunities

Five growth tailwinds expected to support New TechTarget

- Shifting technology buyer behavior focused on self-service and research
- Heightened regulation on privacy underscores value in permission-based data
- New verticals in earlier stage of GTM digitization create greenfield opportunities
- Technology spending recovery and AI investments
- Outlook for lower interest rates re-prioritizes growth

Long-term path to generate $1bn of annual Revenue with ~35%+ Adj. EBITDA margin

© TechTarget 15

Experienced Combination Team to create growth and value Rebecca Steve Kitchens Niemiec Sean Bill Griffey Morelli Gary Nugent Michael Daniel Cotoia Noreck TBC Program Management Synergy Delivery Customers, Colleagues & Culture Combination Director © TechTarget 16

Attractive financial profile Stronger financial profile for New TechTarget Enhanced Predictable and Substantial growth platform resilient revenue operating leverage Highly Strong cash generative balance sheet © TechTarget 17 17

Compelling Value Creation © TechTarget 18

Stronger financial profile for New TechTarget

Enhanced growth platform	+ Large projected TAM with strong tailwinds expected to support strong organic growth + Market growth + platform integration + synergies = double-digit growth
Predictable and resilient revenue	+ Enhances revenue under long-term contracts + Breadth of product suite and industry diversification provide increasing revenue stability
Substantial operating leverage	+ Incremental Adj. EBITDA margin of ~50% + Significant total Adj. EBITDA synergies of $45mm expected within three years
Highly cash generative	+ Low capital intensity + ~85% unlevered free cash flow conversion
Strong balance sheet	+ Anticipated low leverage with strong liquidity + Financial flexibility to support balanced strategy of organic investments and M&A

© TechTarget 19

Combination expected to create near- and long-term value Informa Value Creation TechTarget Value Creation + Access to leading brand + Immediate cash payment to shareholders ($350mm) + Value premium on Day 1 + Scale in the US where the customers/value are + Participation in combination upside + US listing (Nasdaq) + Increased market capitalization + Specialist talent and management + Diversification of revenue via paid subscriptions + Fully consolidated financials + Scale in Specialist Tech Research through Omdia/Canalys/ESG + Expanded access to intent-based first-party data + Expanded access to intent-based first-party data + Operational scale benefits + Operational scale benefits + Operating synergies + Operating synergies + Scaled player in long-term growth market + Scaled player in long-term growth market © TechTarget 20

Significant synergy opportunities create additional value

Cost	- Central cost savings (e.g., G&A: real estate, software, systems and corporate functions) - Editorial investment and content efficiencies - Sales optimization and product margin rationalization	**~$25mm**
Revenue	- Demand Generation uplift - Increased webinar penetration - Multiple cross-selling / upselling opportunities - Scale in content enablement services - Geographic and vertical market expansion	**~$20mm** **(Adj. EBITDA impact)**

~$45mm total run-rate Adj. EBITDA synergies by year 3

© TechTarget 21

Transaction delivers attractive value creation to TechTarget shareholders

	FV / 2024E Adj. EBITDA[1]	Total ($bn)	Per share ($)
Cash consideration		$0.35	~$11.79*
~43% PF ownership before synergies	Based on TTGT last 3-month multiple range ~14 – 16x[2]	~$0.7 – 0.8	~$23 – 26
Total transaction value before synergies		**~$1.0 – 1.2**	**~$35 – 38**
~43% of $45mm synergies	~14 – 16x[2]	~$0.3	~$9 – 10
Total transaction value after synergies		**~$1.3 – 1.5**	**~$44 – 48**
Estimated value creation before synergies vs. 3-month VWAP[3]			**~16 – 28%**
Estimated value creation after synergies vs. 3-month VWAP[3]			**~46 – 62%**

Additional upside from increased scale, resiliency and higher growth supporting multiple expansion

* As of the date of this presentation. Amount subject to adjustment.

Source: Company filings, FactSet as of 01/09/24. [1] Based on $73mm and $50mm estimated 2024E Adj. EBITDA for TTGT and Informa Tech, respectively; [2] ~14x FV/2024E Adj. EBITDA multiple implied by 3-month VWAP of $29.91/share, ~16x FV/2024E Adj. EBITDA multiple based on TTGT's share price of $34.85/share; [3] Value creation versus 3-month VWAP of $29.91/share

© TechTarget 22

Accelerates New TechTarget’s strategic roadmap 2024 estimate 2024 estimate, before synergies Long term outlook 1 2 TechTarget New TechTarget New TechTarget Large and 3 Revenue $235mm ~$500mm $1bn+ growing scale Enhanced and YoY Revenue 4 2% Double-digit 4% growth resilient growth Increasing revenue Revenue under 4 38% ~50%+ LT contracts stability Strong operating Adj. EBITDA 4 31% 24% 35%+ margin leverage Note: Subscription revenue, which we also refer to as “revenue from longer-term contracts”, is defined as revenue from contracts with customers with a duration of more than 270 days 1 2 3 4 Based on 2024 estimate for TechTarget; Based on 2024 estimates for TechTarget and Informa Tech; Within five years of closing; Within three years of closing © TechTarget 23 23

Appendix © TechTarget 24

Overview of transaction structure $350mm cash TechTarget Informa shareholders Assets 43% 57% NEW ownership ownership TechTarget TechTarget Informa Tech assets assets © TechTarget 25